

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

October 7, 2008

Robert B. Allen
President
Brink's Home Security Holdings, Inc.
8880 Esters Boulevard
Irving, TX 75063

> **Re: Brink's Home Security Holdings, Inc.
> Form 10-12B
> Filed October 3, 2008
> File No. 001-34088**

Dear Mr. Allen:

We have completed our review of your Form 10 and have no further comments at this time.

Sincerely,

/s/ Jay Knight

for Larry Spirgel
Assistant Director